

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 22, 2017

Russell A. Colombo
President and Chief Executive Officer
Bank of Marin Bancorp
504 Redwood Blvd., Suite 100
Novato, CA 94947

> **Re: Bank of Marin Bancorp**
> **Registration Statement on Form S-4**
> **Filed September 15, 2017**
> **File No. 333-220468**

Dear Mr. Colombo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Kenneth E. Moore, Esq.